Exhibit 99.1

For Immediate Release

Contact:	Mark Collin
Phone: 603-773-6612
Fax: 603-773-6812
Email: collin@unitil.com

Unitil Reports Second Quarter Earnings

Hampton, NH – July 28, 2006: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $1.4 million for the second quarter of 2006, compared to $1.5 million of net income for the second quarter of 2005. Earnings per common share were $0.25 for the second quarter of 2006 compared with earnings of $0.27 per share for the second quarter of 2005.

For the six month period ended June 30, 2006, net income was $3.4 million compared to $4.2 million in the first six months of 2005. Through the first six months, earnings per share were $0.61 for 2006 compared with $0.75 per share for 2005, reflecting higher net operating expenses and interest expense and lower gas and electric sales margins in 2006.

“Our six month financial results were adversely impacted by warmer than usual winter weather and a decline in average energy usage as customers have reacted to higher energy prices by better managing their energy consumption,” said Robert G. Schoenberger, Unitil’s Chairman, President and Chief Executive Officer. “We continue to experience good construction activity in our service territories with steady growth in the number of residential and commercial customers we serve while industrial activity remains flat.”

Total electric sales in the three and six months ended June 30, 2006 were down 0.3% and 0.8%, respectively, in the Company’s utility service territories compared to the same periods in 2005. Sales to residential customers increased 0.8% in the second quarter compared to the prior year but decreased 0.7% overall in the six month period compared to the prior year. Electric sales to commercial and industrial (C&I) customers decreased 1.0% and 0.9% in the three and six month periods, respectively, compared to the prior year periods. The declines in residential and C&I sales reflect lower average energy usage by customers during a period of higher energy prices and significantly milder winter weather in 2006.

Total sales of natural gas increased 28.9% in the three months ended June 30, 2006 compared to the same period in 2005 and increased 7.7% in the six months ended June 30, 2006 compared to 2005. The increases in both of these periods were due to a new contract with a large industrial customer. Absent the sales from this new contract, sales to C&I customers were approximately 9.1% and 11.7% lower for the three and six month periods ended June 30, 2006, respectively, compared to the same periods in 2005. Gas sales to residential customers were 13.0% and 11.5% lower for the three and six month periods ended June 30, 2006, respectively, compared to the same periods in 2005. The declines in residential and C&I sales reflect lower average energy usage by customers during a period of higher energy prices and significantly milder winter weather in 2006. The weather in the Company’s service territories in the first quarter of 2006 was approximately 12% warmer than in the same period for 2005, and the country as a whole experienced a record warm January.

On January 1, 2006, Unitil’s New Hampshire electric utility was awarded temporary rates subject to reconciliation and adjustment based on the final approval by the New Hampshire Public Utilities Commission of the Company’s pending request to increase rates. Through the first six months of 2006, the Company has recognized $0.7 million in estimated operating income, reflecting $1.7 million in estimated revenue and $1.0 million in estimated operating expenses and taxes, related to this rate change pending a final rate order, which is expected before the end of the year.

Total O&M expense increased $1.0 million and $1.1 million in the three and six month periods ending June 30, 2006, respectively, compared to the same periods in 2005. On a year to date basis through June 30, 2006, the increase reflects higher retiree and employee benefit costs of $0.9 million, higher salaries and compensation expenses of $0.4 million and higher utility operating costs of $0.1 million, partially offset by lower audit and legal fees of $0.2 million and all other expenses, net of $0.1 million compared to 2005.

Depreciation, Amortization, Taxes and Other decreased $0.6 million and $1.7 million, respectively, in the three and six month periods ended June 30, 2006 compared to the same periods in 2005, due to lower amortization on regulatory assets and lower income taxes, partially offset by depreciation on normal utility plant additions.

Interest Expense, Net increased $0.2 million and $0.4 million in the three and six month periods ended June 30, 2006, respectively compared to the same periods in 2005 due to higher borrowings and interest rates compared to last year.

Usource, our unregulated energy brokerage business, booked revenue of $1.2 million in the first six months of 2006, an increase of more than 20% over last year.

In the second quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three and six months ended June 30, 2006 and 2005, by major customer class.

Electric kWh Sales (millions)

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	% Change	2006	2005	% Change
Residential	149.7	148.5	0.8%	332.9	335.3	(0.7%)
Commercial/Industrial	262.8	265.4	(1.0%)	530.6	535.4	(0.9%)

Total	412.5	413.9	(0.3%)	863.5	870.7	(0.8%)

The following table details total firm therm sales of natural gas for the three and six months ended June 30, 2006 and 2005, by major customer class.

Gas Firm Therm Sales (millions)

	Three Months Ended June 30,			Six Months Ended June 30,
	2006	2005	% Change	2006	2005	% Change
Residential	2.0	2.3	(13.0%)	6.9	7.8	(11.5%)
Commercial/Industrial	3.8	2.2	72.7%	9.8	7.7	27.3%

Total	5.8	4.5	28.9%	16.7	15.5	7.7%

Unitil Corporation

Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data) (Unaudited)

Condensed Financial Data

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Operating Revenues	$60,226	$51,439	$130,929	$111,439
Purchased Electric and Gas and Conservation & Load Management	43,349	34,993	97,244	76,614
Operation & Maintenance	7,061	6,097	13,153	12,015
Depreciation, Amortization, Taxes & Other	6,487	7,038	13,268	14,995

Operating Income	3,329	3,311	7,264	7,815
Interest Expense, Net	1,966	1,732	3,879	3,487
Other (Income) Expense	(72)	43	(93)	82

Net Income	1,435	1,536	3,478	4,246
Preferred Dividends	34	39	64	78

Net Income Applicable to Common Stock	$1,401	$1,497	$3,414	$4,168

Earnings per Common Share

Net Income Applicable to Common Stock	$0.25	$0.27	$0.61	$0.75
Average Common Shares Outstanding	5,606,609	5,563,115	5,599,108	5,555,390

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.